11017058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. D'Auria (212) 276-2584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

We, Graeme McEvoy and Fred J. Gonfiantini, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") at and for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Graeme McEvoy
Managing Director

Fred J. Gonfiantini
Managing Director

Subscribed to before me this
28th day of February, 2011

Notary Public

FRANCINE TOBIN
NOTARY PUBLIC
NO. 01TO6077528
QUALIFIED IN
NASSAU COUNTY
COMM. EXP.
07/15/2014
STATE OF NEW YORK

MORGAN STANLEY & CO. INCORPORATED
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 1,137,969
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	3,603,025
Financial instruments owned, at fair value (approximately $60,363,835 were pledged to various parties):	
U.S. government and agency securities	42,781,553
Other sovereign government obligations	2,892,056
Corporate and other debt ($67,283 related to consolidated variable interest entities, generally not available to the Company)	28,797,800
Corporate equities	17,070,648
Derivative and other contracts	7,225,829
Investments	342,141
Total financial instruments owned, at fair value	99,110,027
Securities received as collateral, at fair value	17,593,677
Securities purchased under agreements to resell	90,553,783
Securities borrowed	134,622,647
Receivables:	
Customers	13,573,813
Brokers, dealers and clearing organizations	5,552,237
Interest and dividends	367,467
Fees and other	757,376
Affiliates	1,424,386
Premises, equipment and software (net of accumulated depreciation and amortization of $947,163)	1,073,902
Goodwill	153,042
Other assets	3,013,989
Total assets	$ 372,537,340

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(In thousands of dollars, except share data)

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 9,787,469
Other	2,208,284
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and agency securities	21,833,756
Other sovereign government obligations	318,987
Corporate and other debt	3,641,043
Corporate equities	5,437,990
Derivative and other contracts	6,528,207
Total financial instruments sold, not yet purchased, at fair value	37,759,983
Obligation to return securities received as collateral, at fair value	21,111,404
Securities sold under agreements to repurchase (includes $848,785 at fair value)	151,374,633
Securities loaned	29,242,755
Other secured financings (includes $578,327 at fair value; $53,917 related to consolidated variable interest entities and are non-recourse to the Company)	591,842
Payables:	
Customers	88,608,710
Brokers, dealers and clearing organizations	10,068,563
Interest and dividends	210,983
Other liabilities and accrued expenses	1,845,445
Total liabilities	352,810,071
Subordinated liabilities	10,025,000
Stockholder's equity:	
Morgan Stanley & Co. Incorporated stockholder's equity:	
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	4,943,077
Retained earnings	5,200,509
Accumulated other comprehensive loss	(448,842)
Total Morgan Stanley & Co. Incorporated stockholder's equity	9,694,769
Non controlling interest	7,500
Total stockholder's equity	9,702,269
Total liabilities and stockholder's equity	$ 372,537,340

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. Incorporated ("MS&Co."), together with its wholly owned subsidiaries, (the "Company") provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products and fixed income securities and related products including foreign exchange and investment activities. The Company provides brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley (the "Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill, compensation, deferred tax assets, the outcome of litigation and tax matters and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At December 31, 2010, the Company netted securities received as collateral in connection with securities lending arrangements aggregating $3,517,727 with identical securities, primarily corporate equities, in Financial instruments sold, not yet purchased.

At December 31, 2010, the Company's consolidated subsidiaries reported $104,832,343 of assets, $101,263,601 of liabilities and $3,568,742 of stockholder's equity on a stand-alone basis.

All material intercompany balances and transactions have been eliminated.

The consolidated statement of financial condition includes the accounts of MS&Co., its wholly owned subsidiaries and other entities in which MS&Co. has a controlling financial interest, including certain variable interest entities ("VIEs") (see Note 5). The Company adopted accounting guidance for noncontrolling interests on January 1, 2009. Accordingly, for consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of the stockholder's equity of such subsidiaries is presented as Noncontrolling interest on the consolidated statement of financial condition.

For entities where (1) the total equity investment at risk is sufficient to enable the entity to finance its activities without additional support and (2) the equity holders bear the economic residual risks and returns of the entity and have the power to direct the activities of the entity that most significantly affect its economic performance, MS&Co. consolidates those entities it controls either through a majority voting interest or otherwise. For entities that do not meet these criteria, commonly known as VIEs, MS&Co. consolidates those entities where MS&Co. has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, except for certain VIEs that are money market funds, investment companies or are entities qualifying for accounting purposes as investment companies. Generally, MS&Co. consolidates those entities when it absorbs a majority of the expected losses or a majority of the expected residual returns, or both, of the entities.

Notwithstanding the above, under accounting guidance prior to January 1, 2010, certain securitization vehicles, commonly known as qualifying special purpose entities ("QSPEs"), were not consolidated by MS&Co. if they met certain criteria regarding the types of assets and derivatives they could hold and the range of discretion they could exercise in connection with the assets they held. These entities are now subject to the consolidation requirements for VIEs.

For investments in entities in which the Company does not have a controlling financial interest but has significant influence over operating and financial decisions, the Company generally applies the equity method of accounting.

Equity and partnership interests held by entities qualifying for accounting purposes as investment companies are carried at fair value.

Related Party Transactions

The Company has transactions with the Parent and its affiliates, including the performance of administrative services and the execution of securities transactions, and obtains short-term funding as described in Note 7. Certain subordinated liabilities are transacted with the Parent as described in Note 8.

Assets and receivables from affiliated companies as of December 31, 2010 are comprised of:

Derivative and other contracts	$ 1,555,115
Securities purchased under agreements to resell ("reverse repurchase agreements")	27,343,786
Securities borrowed	25,490,852
Customers	3,125,174
Brokers, dealers and clearing organizations	273,421
Interest and dividends	2,741
Fees and other	64,845
Other assets	2,717,662

Liabilities and payables to affiliated companies as of December 31, 2010 are comprised of:

Securities sold under agreements to repurchase ("repurchase agreements")	$ 71,110,225
Securities loaned	18,952,718
Customers	7,811,364
Brokers, dealers and clearing organizations	7,447,649
Short term borrowings - other	2,167,983
Derivative and other contracts	22,375
Interest and dividends	5,589
Other liabilities and accrued expenses	64,832

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with original maturities of three months or less.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments is carried at fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting guidance. These financial instruments primarily represent the Company's trading and investment activities and include both cash and derivative products. Furthermore, Securities received as collateral and Obligation to return securities received as collateral are measured at fair value as required by other accounting guidance. Additionally, certain Securities sold under agreements to repurchase are measured at fair value through the fair value option election.

The fair value of over-the-counter ("OTC") financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Fair Value Option

The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for certain securities sold under agreements to repurchase and certain other secured financings.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes

the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 3). In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as

liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread are required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company applies credit-related valuation adjustments to its OTC derivatives. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring fair value. In determining the expected exposure, the Company simulates the distribution of the future exposure to a counterparty, then applies market-based default probabilities to the future exposure, leveraging external third-party credit default swap ("CDS") spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilized. The Company also considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value and for further information on financial assets and liabilities that are measured at fair value on a recurring basis.

Repurchase and Securities Lending Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financings. Securities purchased under agreements to resell and Securities sold under agreements to repurchase are carried on the consolidated statement of financial condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, except for certain repurchase agreements for which the Company has elected the fair value option (see Note 3). Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 5). Such transfers of financial assets are generally accounted for as sales when the Company has relinquished control over the transferred assets and does not consolidate the transferee. Transfers that are not accounted for as sales are treated as secured financings ("failed sale").

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Premises, Equipment and Software

Premises and equipment consists of leasehold improvements, furniture, fixtures, computer and communications equipment, airplanes and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided by the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: furniture and fixtures – 7 years; computer and communications equipment – 3 to 8 years; and airplanes – 20 years. Estimated useful lives for software costs are generally 3 to 5 years.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Premises, equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Investment Banking

Underwriting revenues and advisory fees for mergers, acquisitions and restructuring transactions are recorded when services for the transactions are determined to be substantially completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within Non-interest expenses.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates.

Goodwill

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment.

Accounting Developments

Scope Exception Related to Embedded Credit Derivatives. In March 2010, the FASB issued accounting guidance that changed the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. The new guidance eliminated the scope exception for embedded credit derivatives, unless they are created solely by subordination of one financial instrument to another. Bifurcation and separate recognition may be required for certain beneficial interests that are currently not accounted for at fair value through earnings. The adoption of this accounting guidance on July 1, 2010 did not have a material impact on the Company's consolidated statement of financial condition.

Note 3 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are composed of three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities and collateralized mortgage obligations. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced ("TBA") security. Collateralized mortgage obligations are valued using indices, quoted market prices and trade data for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities, agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. To the extent quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit

spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Collateralized Debt Obligations ("CDO")

The Company holds cash CDOs that typically reference a tranche of an underlying synthetic portfolio of single name credit default swaps. The collateral is usually ABS or other corporate bonds. Credit correlation, a primary input used to determine the fair value of a cash CDO, is usually unobservable and derived using a benchmarking technique. The other model inputs such as credit spreads, including

collateral spreads, and interest rates are typically observable. CDOs are categorized in Level 2 of the fair value hierarchy when the credit correlation input is insignificant. In instances where the credit correlation input is deemed to be significant, these instruments are categorized in Level 3 of the fair value hierarchy.

Corporate Loans and Lending Commitments

The fair value of corporate loans is determined using recently executed transactions, market price quotations (where observable), implied yields from comparable debt, and market observable credit default swap spread levels obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments, along with proprietary valuation models and default recovery analysis where such transactions and quotations are unobservable. The fair value of contingent corporate lending commitments is determined by using executed transactions on comparable loans and the anticipated market price based on pricing indications from syndicate banks and customers. The valuation of loans and lending commitments also takes into account fee income that is considered an attribute of the contract. Corporate loans and lending commitments are generally categorized in Level 2 of the fair value hierarchy; in instances where prices or significant spread inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Derivative and Other Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy.

Collateralized Interest Rate Derivative Contracts

In the fourth quarter of 2010, the Company began using the overnight indexed swap ("OIS") curve as an input to value substantially all of its collateralized interest rate derivative contracts. The Company believes using the OIS curve, which reflects the interest rate typically paid on cash collateral, more accurately reflects the fair value of collateralized interest rate derivative contracts. Previously, the Company discounted these collateralized interest rate derivative contracts based on London Interbank Offered Rates ("LIBOR"). For further information on derivative instruments, see Note 9.

Investments

The Company's investments include investments in private equity funds, hedge funds and direct equity investments. Initially, the transaction price is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

After initial recognition, in determining the fair value of externally managed funds, the Company considers the net asset value of the fund provided by the fund manager to be the best estimate of fair value. For non-exchange-traded investments either held directly or held within internally managed funds, fair value after initial recognition is based on an assessment of each underlying investment, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable company transactions, trading multiples and changes in market outlook, among other factors. Exchange-traded direct equity investments are generally valued based on quoted prices from the exchange.

Exchange-traded direct equity investments that are actively traded are categorized in Level 1 of the fair value hierarchy. Non-exchange-traded direct equity investments and investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy. Investments in hedge funds that are redeemable at the measurement date or in the near future are categorized in Level 2 of the fair value hierarchy; otherwise, they are categorized in Level 3 of the fair value hierarchy.

Securities Sold under Agreements to Repurchase

In 2010, the fair value option was elected for certain securities sold under agreements to repurchase. The fair value of a repurchase agreement is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. In instances where the unobservable inputs are deemed significant, repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2010. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting	Balance as of December 31, 2010
Assets:					
Financial instruments owned:					
U.S. government and agency securities:					
U.S. Treasury securities	$ 14,102,644	$ -	$ -	$ -	$ 14,102,644
U.S. agency securities	3,810,801	24,868,108	-	-	28,678,909
Total U.S. government and agency securities	17,913,445	24,868,108	-	-	42,781,553
Other sovereign government obligations	424,296	2,395,320	72,440	-	2,892,056
Corporate and other debt:					
State and municipal securities	-	2,764,210	109,960	-	2,874,170
Residential mortgage-backed securities	-	2,857,504	41,815	-	2,899,319
Commercial mortgage-backed securities	-	2,224,929	137,329	-	2,362,258
Asset-backed securities	-	2,179,193	4,889	-	2,184,082
Corporate bonds	-	14,327,464	298,884	-	14,626,348
Collateralized debt obligations	-	861,078	1,060,363	-	1,921,441
Loans and lending commitments	-	67,641	25,229	-	92,870
Other debt	-	1,827,996	9,316	-	1,837,312
Total corporate and other debt	-	27,110,015	1,687,785	-	28,797,800
Corporate equities[1]	15,573,351	1,331,705	165,592	-	17,070,648
Derivative and other contracts:					
Interest rate contracts	3,717,256	136,524	-	-	3,853,780
Credit contracts	-	2,683,977	-	-	2,683,977
Foreign exchange contracts	-	11,749,060	-	-	11,749,060
Equity contracts	1,198,534	3,580,148	10,233	-	4,788,915
Other	-	532	5,729	-	6,261
Netting[2]	(3,065,331)	(11,866,952)	(1,538)	(922,343)	(15,856,164)
Total derivative and other contracts	1,850,459	6,283,289	14,424	(922,343)	7,225,829
Investments	4,139	36,197	301,805	-	342,141
Total financial instruments owned	35,765,690	62,024,634	2,242,046	(922,343)	99,110,027
Securities received as collateral	16,703,195	889,662	820	-	17,593,677

[1] The Company holds or sells short for trading purposes, equity securities issued by entities in diverse industries and size.
[2] For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments, see Note 9.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting	Balance as of December 31, 2010
Liabilities:					
Financial instruments sold, not yet purchased:					
U.S. government and agency securities:					
U.S Treasury securities	$ 19,112,668	$ -	$ -	$ -	$ 19,112,668
U.S agency securities	2,654,768	66,320	-	-	2,721,088
Total U.S. government and agency securities	21,767,436	66,320	-	-	21,833,756
Other sovereign government obligations	1,390	317,597	-	-	318,987
Corporate and other debt:					
Asset-backed securities	-	12,408	-	-	12,408
Corporate bonds	-	3,613,173	15,462	-	3,628,635
Total corporate and other debt	-	3,625,581	15,462	-	3,641,043
Corporate equities[1]	5,436,582	508	900	-	5,437,990
Derivative and other contracts:					
Interest rate contracts	3,411,702	345,467	-	-	3,757,169
Credit contracts	-	1,262,798	-	-	1,262,798
Foreign exchange contracts	-	11,804,200	-	-	11,804,200
Equity contracts	1,177,713	3,644,309	222,757	-	5,044,779
Other	-	2,270	-	-	2,270
Netting[2]	(3,065,333)	(11,866,952)	(1,538)	(409,186)	(15,343,009)
Total derivative and other contracts	1,524,082	5,192,092	221,219	(409,186)	6,528,207
Total financial instruments sold, not yet purchased	28,729,490	9,202,098	237,581	(409,186)	37,759,983
Obligation to return securities received as collateral	20,220,922	889,662	820	-	21,111,404
Securities sold under agreements to repurchase	-	497,654	351,131	-	848,785
Other secured financings	-	546,459	31,868	-	578,327

(1) The Company holds or sells short for trading purposes, equity securities issued by entities in diverse industries and size.

(2) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments, see Note 9.

Transfers Between Levels of the Fair Value Hierarchy during 2010

Financial instruments owned—Derivative and other contracts and Financial instruments sold, not yet purchased—Derivative and other contracts. During 2010, the Company reclassified approximately $385,667 of derivative assets and approximately $377,995 of derivative liabilities from Level 2 to Level 1 as these listed derivatives became actively traded and were valued based on quoted prices from the exchange.

Financial instruments owned—Corporate equities. During 2010, the Company reclassified approximately $75,888 of certain Corporate equities from Level 2 to Level 1 as transactions in these securities occurred with sufficient frequency and volume to constitute an active market.

Financial instruments owned — Corporate and other debt

During 2010, the Company reclassified $104,919 of certain corporate and other debt, primarily corporate bonds and CDOs, from Level 2 to Level 3. The reclassifications were primarily related to corporate loans and were generally due to a reduction in market price quotations for these or comparable instruments, or a lack of available broker quotes, such that unobservable inputs had to be utilized for the fair value measurement of these instruments.

During 2010, the Company reclassified $377,502 of certain corporate and other debt from Level 3 to Level 2. The reclassifications were primarily related to ABS and CMBS. The Company reclassified these instruments as external prices and/or spread inputs became observable and the remaining unobservable inputs were deemed insignificant to the overall measurement.

During 2010, the Company reclassified $101,635 of Investments from Level 3 to Level 1. The reclassifications were primarily related to principal investments for which external prices became observable.

Fair Value of Investments that Calculate Net Asset Value ("NAV")

The following table presents information about the Company's investments in private equity funds and hedge funds measured at fair value based on NAV at December 31, 2010.

	Fair Value	Unfunded Commitment
Private equity funds	$ 10,075	$ -
Hedge funds[(1)]:		
Long-short equity hedge funds	6,560	-
Multi-strategy hedge funds	27,124	-
Total	$ 43,759	$ -

(1) Long –short equity hedge funds and multi-strategy hedge funds are redeemable at least on a quarterly basis. The notice period for both long-short equity hedge funds and multi-strategy hedge funds is primarily within 90 days.

Private Equity Funds

Amount includes several private equity funds that pursue multiple strategies including leveraged buyouts, venture capital, infrastructure growth capital, distressed investments and mezzanine capital. In addition, the funds may be structured with a focus on specific domestic or foreign geographic regions. These investments are generally not redeemable with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the fund. At December 31, 2010, it is estimated that 100% of the fair value of the funds will be liquidated in the next five to ten years.

Hedge Funds

Investments in hedge funds may be subject to initial period lock-up restrictions or gates. A hedge fund lock-up provision is a provision that provides that, during a certain initial period, an investor may not make a withdrawal from the fund. The purpose of a gate is to restrict the level of redemptions that an investor in a particular hedge fund can demand on any redemption date.

Long-short Equity Hedge Funds

Amount includes investments in hedge funds that invest, long or short, in equities. Equity value and growth hedge funds purchase stocks perceived to be undervalued and sell stocks perceived to be overvalued. None of the investments in this category can be redeemed currently because the investments include certain initial period lock-up restrictions. The restriction period for 100% of these investments subject to lock-up restrictions ranged from two to three years at December 31, 2010.

Multi-strategy Hedge Funds

Amount includes investments in hedge funds that pursue multiple strategies to realize short and long-term gains. Management of the hedge funds has the ability to overweight or underweight different strategies to best capitalize on current investment opportunities. At December 31, 2010, investments representing approximately 100% of the fair value of the investments in this category are not subject to initial period lock-up restrictions or exit restrictions.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash and cash equivalents, Cash deposited with clearing organizations or segregated under federal and other regulations or requirements, Securities purchased under agreements to resell, Securities borrowed, certain Securities sold under agreements to repurchase, Securities loaned, Receivables—Customers, Receivables—Brokers, dealers and clearing organizations, Payables—Customers, Payables—Brokers, dealers and clearing organizations, certain Short-term borrowings, Subordinated liabilities and certain Other secured financings.

Note 4 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company's policy is generally to take possession of Securities purchased under agreements to resell and Securities borrowed. The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit collateral, or reduce positions, when necessary.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral as of December 31, 2010 were as follows:

Financial instruments owned:		
U.S. government and agency securities	$	10,116,629
Corporate and other debt		8,711,255
Corporate equities		20,257,575
Total	$	39,085,459

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At December 31, 2010, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $366,002,361, and the fair value of the portion that had been sold or repledged was $255,704,201.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 11% of the Company's total assets at December 31, 2010. In addition, substantially all of the collateral held by the Company for resale agreements or bonds borrowed, which together represented approximately 35% of the Company's total assets at December 31, 2010, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwritings and financing commitments, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

As of December 31, 2010 cash and securities of $3,603,025 and $18,934,716, respectively, were deposited with clearing organizations or segregated under federal and other regulations or requirements. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from Securities purchased under agreements to resell and Financial instruments owned in the consolidated statement of financial condition.

Note 5 – Variable Interest Entities and Securitization Activities

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be VIEs.

The Company applies accounting guidance for consolidation of VIEs to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Entities that previously met the criteria as QSPEs that were not subject to consolidation prior to January 1, 2010, became subject to the consolidation requirements for VIEs on that date. Effective January 1, 2010, the primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary.

The Company's variable interests in VIEs include debt and equity interests, commitments, guarantees, derivative instruments and certain fees. The Company's involvement with VIEs arises primarily from:

- Interests purchased in connection with market-making and retained interests held as a result of securitization activities.
- Guarantees issued and residual interests retained in connection with municipal bond securitizations.
- Loans and investments made to VIEs that hold debt, equity, real estate or other assets.
- Derivatives entered into with VIEs.
- Structuring of credit-linked notes ("CLN") or other asset-repackaged notes designed to meet the investment objectives of clients.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

The power to make the most important decisions may take a number of different forms in different types of VIEs. The Company considers servicing or collateral management decisions as representing the power to make the most important economic decisions in transactions such as securitizations or collateral debt obligations.

For many transactions, such as CLNs and other asset-repackaged notes, there are no significant economic decisions made on an ongoing basis. In these cases, the Company focuses its analysis on decisions made prior to the initial closing of the transaction and at the termination of the transaction. Based upon factors, which include an analysis of the nature of the assets, the number of investors, the standardization of the legal documentation and the level of the continuing involvement by the Company, the Company concluded in most of these transactions that decisions made prior to the initial closing were shared between the Company and the initial investors. The Company focused its control decision on any right held by the Company or investors related to the termination of the VIE.

The Company accounts for the assets held by the entities primarily in Financial instruments owned and the liabilities of the entities as Other secured financings in the consolidated statement of financial condition. The assets and liabilities are measured at fair value.

The assets owned by many consolidated VIEs cannot be removed unilaterally by the Company and are not generally available to the Company. The related liabilities issued by many consolidated VIEs are non-recourse to the Company. In certain other consolidated VIEs, the Company has the unilateral right to remove assets or provides additional recourse through derivatives such as total return swaps, guarantees or other forms of involvement.

The following table presents information at December 31, 2010 about VIEs that the Company consolidates. Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a non-recourse basis. As a result of the accounting guidance adopted on January 1, 2010, the Company consolidated a number of VIEs that had not previously been consolidated at December 31, 2009.

	At December 31, 2010		
	Mortgage and Asset-backed Securitizations	Collateralized Debt Obligations	Other
VIE assets	$ 23,846	$ 43,437	$ 13,560
VIE liabilities	$ 22,199	$ 31,718	$ 3,411

The Company has no additional maximum exposure to losses on assets not recognized in its consolidated statement of financial condition as of December 31, 2010.

The following table presents information about certain non-consolidated VIEs in which the Company had variable interests at December 31, 2010. Many of the VIEs included in this table met the QSPE requirements under previous accounting guidance. QSPEs were not included as non-consolidated VIEs at December 31, 2009. The table includes all VIEs in which the Company has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria. The non-consolidated VIEs included in the December 31, 2010 table is based on different criteria than at December 31, 2009.

	At December 31, 2010			
	Mortgage and Asset-backed Securitizations	Collateralized Debt Obligations	Municipal Tender Option Bonds	Other
VIE assets that the Company does not consolidate (unpaid principal balance)[1]	$160,442,024	$ 15,905,029	$124,580	$ 660,332
Total maximum exposure to loss:				
Debt and equity interests[2]	$ 7,185,848	$ 945,682	$ 16,548	$ 206,982
Total carrying value of exposure to loss—Assets:				
Debt and equity interests[2]	$ 7,185,848	$ 945,682	$16,548	$ 206,982

(1) Mortgage and asset-backed securitizations include VIE assets as follows: $31,597 of residential mortgages; $85,034 of commercial mortgages; $28,770 of U.S. agency collateralized mortgage obligations; and $15,041 of other consumer or commercial loans.

(2) Mortgage and asset-backed securitizations include VIE debt and equity interests as follows: $1,652 of residential mortgages; $1,446 of commercial mortgages; $3,007 of U.S. agency collateralized mortgage obligations; and $1,080 of other consumer or commercial loans.

The Company's maximum exposure to loss often differs from the carrying value of the VIE's assets. The maximum exposure to loss is dependent on the nature of the Company's variable interest in the VIEs and is limited to the notional amounts of certain liquidity facilities, other credit support, total return swaps, written put options, and the fair value of certain other derivatives and investments the Company has made in the VIEs. Liabilities issued by VIEs generally are non-recourse to the Company. Where notional amounts are utilized in quantifying maximum exposure related to derivatives, such amounts do not reflect fair value writedowns already recorded by the Company.

The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge these risks associated with the Company's variable interests. In addition, the Company's maximum exposure to loss is not reduced by the amount of collateral held as part of a transaction with the VIE or any party to the VIE directly against a specific exposure to loss.

Securitization transactions generally involve VIEs. The Company owned additional securities issued by securitization SPEs for which the maximum exposure to loss is less than specific thresholds. These additional securities totaled $4,464,234 at December 31, 2010. These securities were either retained in connection with transfers of assets by the Company or acquired in connection with secondary market-making activities. Securities issued by securitization SPEs consist of $1,558,023 of securities backed primarily by residential mortgage loans, $589,575 of securities backed by U.S. agency collateralized mortgage obligations, $941,814 of securities backed by commercial mortgage loans, $746,206 of securities backed by collateralized debt obligations or collateralized loan obligations and $628,616 backed by other consumer loans, such as credit card receivables, automobile loans and student loans. The Company's primary risk exposure is limited to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in Financial instruments owned-Corporate and other debt and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees, or similar derivatives. The Company's maximum exposure to loss is equal to the fair value of the securities owned.

The Company's transactions with VIEs primarily includes securitizations, municipal tender option bond trusts, credit protection purchased through CLNs, and collateralized loan and debt obligations. Such activities are described below.

Securitization Activities

In a securitization transaction, the Company transfers assets (generally commercial or residential mortgage securities or U.S. agency securities) to an SPE, sells to investors most of the beneficial interests, such as notes or certificates, issued by the SPE, and in many cases retains other beneficial interests. The purchase of the transferred assets by the SPE is financed through the sale of these interests.

In most of these transactions, the SPE met the criteria to be a QSPE under the accounting guidance effective prior to January 1, 2010 for the transfer and servicing of financial assets. The Company did not consolidate QSPEs if they met certain criteria regarding the types of assets and derivatives they held, the activities in which they engaged and the range of discretion they may have exercised in connection with the assets they held. SPEs that formerly met the criteria to be a QSPE are now subject to the same consolidation requirements as other VIEs.

The primary risk retained by the Company in connection with these transactions generally is limited to the beneficial interests issued by the SPE that are owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These beneficial interests generally are included in Financial instruments owned—Corporate and other debt and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives.

Although not obligated, the Company generally makes markets in the securities issued by SPEs in these transactions. As a market maker, the Company offers to buy these securities from, and sell these securities to, investors. Securities purchased through these market-making activities are not considered to be retained interests, although these beneficial interests generally are included in Financial instruments owned—Corporate and other debt and are measured at fair value.

The Company enters into derivatives, generally interest rate swaps and interest rate caps with a senior payment priority in many securitization transactions. The risks associated with these and similar derivatives with SPEs are essentially the same as similar derivatives with non-SPE counterparties and are managed as part of the Company's overall exposure.

See Note 9 for further information on derivative instruments.

Municipal Tender Option Bond Trusts

In a municipal tender option bond transaction, the Company, on behalf of a client, transfers a municipal bond to a trust. The trust issues short-term securities that the Company, as the remarketing agent, sells to investors. The client retains a residual interest. The short-term securities are supported by a liquidity facility pursuant to which the investors may put their short-term interests. In some programs, the Company provides this liquidity facility; in most programs, a third-party provider will provide such liquidity facility. The Company may purchase short-term securities in its role either as remarketing agent or liquidity provider. The client can generally terminate the transaction at any time. The liquidity provider can generally terminate the transaction upon the occurrence of certain events. When the transaction is terminated, the municipal bond is generally sold or returned to the client. Any losses suffered by the liquidity provider upon the sale of the bond are the responsibility of the client. This obligation generally is collateralized.

Credit Linked Notes

In a credit linked note ("CLN") transaction, the Company transfers assets (generally high quality securities or money market investments) to an SPE. The Company is generally exposed to price changes on the collateral securities in the event of a credit event and subsequent sale. These transactions are designed to provide investors with exposure to certain credit risk on the reference asset. In some transactions, the assets and liabilities of the SPE are recognized in the Company's consolidated statement of financial condition. In other transactions, the transfer of the collateral securities is accounted for as a sale of assets, and the SPE is not consolidated. The structure of the transaction determines the accounting treatment. CLNs are included in Other in the above VIE tables.

Collateralized Loan and Debt Obligations

A collateralized loan obligation ("CLO") or a CDO is an SPE that purchases a pool of assets, consisting of corporate loans, corporate bonds, asset-backed securities or synthetic exposures on similar assets through derivatives, and issues multiple tranches of debt and equity securities to investors.

Transfers of Assets with Continuing Involvement

The following table presents information at December 31, 2010 regarding transactions with SPEs in which the Company, acting as principal, transferred assets with continuing involvement and received sales treatment. The transferees in most of these transactions formerly met the criteria for QSPEs.

	At December 31, 2010			
	Residential Mortgage Loans	Commercial Mortgage Loans	U.S. Agency Collateralized Mortgage Obligations	Credit Linked Notes and Other
SPE assets (unpaid principal balance)[1]	$ -	$ -	$ 29,748,087	$ 1,014,464
Retained interests (fair value):				
Investment grade	$ -	$ 45,825	$ 2,636,094	$ -
Non-investment grade	6,249	3,022	-	-
Total retained interests (fair value)	$ 6,249	$ 48,847	$ 2,636,094	$ -
Interests purchased in the secondary market (fair value):				
Investment grade	$ 1,374	$ 254,719	$ 155,399	$ 10,538
Non-investment grade	8,276	56	-	4,411
Total interests purchased in the secondary market (fair value)	$ 9,650	$ 254,775	$ 155,399	$ 14,949

[1] Amounts include assets transferred by unrelated transferors.

	At December 31, 2010			
	Level 1	Level 2	Level 3	Total
Retained interests (fair value):				
Investment grade	$ -	$ 2,666,846	$ 15,072	$ 2,681,918
Non-investment grade	-	-	9,272	9,272
Total retained interests (fair value)	$ -	$ 2,666,846	$ 24,344	$ 2,691,190
Interests purchased in the secondary market (fair value):				
Investment grade	$ -	$ 420,930	$ 1,099	$ 422,029
Non-investment grade	-	801	11,943	12,744
Total interests purchased in the secondary market (fair value)	$ -	$ 421,731	$ 13,042	$ 434,773

Transferred assets are carried at fair value prior to securitization. The Company may act as underwriter of the beneficial interests issued by securitization vehicles. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the consolidated statement of financial condition at fair value.

Failed Sales

In order to be treated as a sale of assets for accounting purposes, a transaction must meet all of the criteria stipulated in the accounting guidance for the transfer of financial assets. If the transfer fails to meet these criteria, that transfer is treated as a failed sale. In such case, the Company continues to recognize the assets in Financial instruments owned, and the Company recognizes the associated liabilities in Other secured financings in the consolidated statement of financial condition.

The assets transferred to many unconsolidated VIEs in transactions accounted for as failed sales cannot be removed unilaterally by the Company and are not generally available to the Company. The related liabilities issued by many unconsolidated VIEs are non-recourse to the Company. In certain other failed sale transactions, the Company has the unilateral right to remove assets or provide additional recourse through derivatives such as total return swaps, guarantees or other forms of involvement.

The following table presents information about transfers of assets treated by the Company as secured financings at December 31, 2010:

	Credit-Linked Notes	Other
Assets - Fair value	$ 494,341	$ 26,765
Other secured financings - Fair value	$ 491,854	$ 26,363

Note 6 – Goodwill

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective book value. If the estimated fair value exceeds the book value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below book value, however, further analysis is required to determine the amount of the impairment. The Company completed its annual goodwill impairment testing as of July 1, 2010, which did not indicate any goodwill impairment.

Note 7 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balances consist primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of cash overdrafts and other short-term borrowings with affiliates with varying maturities of 12 months or less.

Note 8 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement, a Subordinated Revolving Credit Agreement with the Parent and a Subordinated Indenture ("Indenture") with J.P. Morgan Trust Company, N.A., as trustee, dated September 12, 1994, and modified on November 28, 1995 and April 24, 1997.

The Indenture is comprised of a subordinated note, Series F, which contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of December 31, 2010, the Company was in compliance with all restrictive covenants. The maturity dates, interest rates and fair value of the subordinated notes as of December 31, 2010 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value	Fair Value
Cash Subordination Agreement	April 30, 2017	6.55%	$ 2,500,000	$ 2,626,550
Subordinated Revolving Credit Agreement	April 30, 2017	0.99%	7,500,000	6,511,737
Subordinated Indenture	June 1, 2016	7.82%	25,000	28,045
Total			$ 10,025,000	$ 9,166,332

Note 9 - Derivative Instruments

The Company trades, makes markets and takes proprietary positions globally in listed futures, OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, bonds, U.S. and other sovereign securities, emerging market bonds, credit indices, ABS indices, property indices and mortgage-related and other ABS. The Company uses these instruments for trading, foreign currency exposure management and asset and liability management.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis.

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis at December 31, 2010. Fair values of derivative contracts in an asset position are included in Financial instruments owned-Derivative and other contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased-Derivative and other contracts.

	Assets		Liabilities	
	Fair Value	**Notional**	**Fair Value**	**Notional**
Derivatives not designated as accounting hedges[1]:				
Interest rate contracts	$ 3,853,780	$ 309,806,706	$ 3,757,169	$ 317,927,153
Credit contracts	2,683,977	7,243,363	1,262,798	4,072,886
Foreign exchange contracts	11,749,060	477,014,868	11,804,200	478,834,087
Equity contracts	4,788,915	73,770,065	5,044,779	79,645,319
Other	6,261	161,517	2,270	1,097,890
Total derivatives not designated as accounting hedges	23,081,993	867,996,519	21,871,216	881,577,335
Cash collateral netting	(910,392)	-	(397,237)	-
Counterparty netting	(14,945,772)	-	(14,945,772)	-
Total derivatives	$ 7,225,829	$ 867,996,519	$ 6,528,207	$ 881,577,335

[1] Notional amounts include net notionals related to long and short futures contracts of approximately $3,673,919 and $12,116,526, respectively. The variation margin on these futures contracts (excluded from the table above) of $126,472 and $718, is included in Receivables - brokers, dealers and clearing organizations and Payables - brokers, dealers and clearing organizations, respectively, on the consolidated statement of financial condition.

Credit Derivatives and Other Credit Contracts

The Company enters into credit derivatives, principally through credit default swaps, under which it provides counterparties protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers and other financial institutions. The table below summarizes certain information regarding protection sold through credit default swaps and CLNs at December 31, 2010:

	Protection Sold					
	Maximum Potential Payout/Notional					
	Years to Maturity					Fair Value (Asset) /
Credit ratings of the reference obligation	Less than 1	1-3	3-5	Over 5	Total	Liability [1][2]
Index and basket credit default swaps:						
BBB	$ -	$ -	$ 3,968	$ -	$ 3,968	$ (50)
Non-investment grade	147,822	14,495	57,207	4,042,035	4,261,559	1,244,158
Other credit contracts[3][4]	31,836	225,794	76,869	2,090,206	2,424,705	(349,574)
Total credit derivatives and other credit contracts	$ 179,658	$ 240,289	$ 138,044	$ 6,132,241	$6,690,232	$ 894,534

[1] Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
[2] Fair value amounts of certain credit default swaps where the Company sold protection have an asset carrying value because credit spreads of the underlying reference entity or entities tightened during the terms of the contracts.
[3] Other credit contracts include CLNs and credit default swaps that are considered hybrid instruments.
[4] Fair value amount shown represents the fair value of the hybrid instruments.

Index and Basket Credit Default Swaps. Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Generally, in the event of a default on one of the underlying names, the Company will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment status or performance risk of these credit default swaps, the weighted average external credit ratings, primarily Moody's credit ratings, of the underlying reference entities comprising the basket or index were calculated and disclosed.

Credit Protection Sold through CLNs and CDOs. The Company has invested in CLNs and CDOs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuer of the note. If there is a credit event of a reference entity underlying the instrument, the principal balance of the note may not be repaid in full to the Company.

Purchased Credit Protection. For non-tranched index and basket credit default swaps, the Company has purchased protection with a notional amount of approximately $5,961,926, compared with a notional amount of approximately $3,651,926, of credit protection sold with identical underlying reference obligations. In order to identify purchased protection with the same underlying reference obligations, the notional amount for individual reference obligations within non-tranched indices and baskets was determined on a pro rata basis and matched off against non-tranched index and basket credit default swaps where credit protection was sold with identical underlying reference obligations. The Company may also purchase credit protection to economically hedge loans and lending commitments. In total, not considering whether the underlying reference obligations are identical, the Company has purchased credit protection of $7,050,723 with a positive fair value of $2,665,287 compared with $4,265,527 of credit protection sold with a negative fair value of $1,244,108.

The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies, which include managing the credit and correlation risk across single name, non-tranched indices and baskets, tranched indices and baskets, and cash positions. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

Note 10 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit which are primarily used to provide collateral for securities and commodities borrowed and to satisfy various margin requirements in lieu of depositing cash or securities with these counterparties. As of December 31, 2010, the Company had $802 outstanding letters of credit.

Premises and Equipment

The Company has non-cancelable operating leases covering premises and equipment, of which $365,028 are with affiliates. As of December 31, 2010, future minimum rental commitments under such leases (net of subleases, principally on office rentals) were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2011	$ 225,573	$ 1,581	$ 223,992
2012	222,943	1,265	221,678
2013	192,464	584	191,880
2014	161,403	514	160,889
2015	98,862	472	98,390
Thereafter	399,082	1,018	398,064
Total	$ 1,300,327	$ 5,434	$ 1,294,893

Included in the table above are $26,840 of future minimum rental commitments (net of actual sublease income) related to closed or downsized offices and support space for which the present value was included in the restructuring charges.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company enters into forward starting reverse repurchase agreements (agreements that have a trade date as of or prior to December 31, 2010 and settle subsequent to year end) that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2010, the Company had commitments to enter into reverse repurchase agreements of $17,261,114.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee.

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements as of December 31, 2010.

	Maximum Potential Payout/Notional Year to Maturity					
	Less than 1	1 - 3	3 - 5	Over 5	Total	Carrying Amount (Asset)/ Liability [(1)]
Credit derivative contracts	$ 147,822	$ 14,495	$ 61,175	$ 4,042,035	$4,265,527	$ 1,244,108
Other credit contracts	31,836	225,794	76,869	2,090,206	2,424,705	(349,574)
Non-credit derivative contracts	34,757,844	5,865,668	-	129,950	40,753,462	1,262,049

(1) Carrying amount of derivatives contracts are shown on a gross basis prior to cash collateral or counterparty netting. For further information on derivative contracts, see Note 9.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options, contingent forward contracts and credit default swaps (see Note 9 regarding credit derivatives in which the Company has sold credit protection to the counterparty). Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts cannot be estimated, as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes

that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities (see Note 9).

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution.

Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings, the Company can estimate possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, such losses will have a material adverse effect on the Company's financial condition. For certain other legal proceedings, the Company cannot reasonably estimate such losses, if any, since the Company cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues must be developed, including the need to discover and determine important factual matters and the need to address novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.

Note 11 – Sales and Trading Activities

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. The Company also engages in proprietary trading activities for its own account.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and is a dealer in exchange traded and OTC equity options, exchange traded funds and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company makes markets and trades in fixed income securities and related products, including convertible debt, preferred stock, investment grade corporate debt, high-yield securities, U.S. government securities, municipal securities, and commercial paper, money market and other short-term securities. The Company also makes markets in, and acts as principal with respect to, mortgage-related and other asset-backed securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting mortgage-backed forward agreements or underlying cash positions.

The Company is a market-maker in a number of foreign currencies. It actively trades currencies with its customers on a principal basis in the spot and forward markets earning a dealer spread. In connection with its market-making activities, the Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euros, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's fixed income and foreign exchange transactions include investment advisors, commercial banks, insurance companies, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Parent and its subsidiaries.

Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company employs an enterprise risk management ("ERM") framework to integrate the diverse roles of the risk departments into a holistic enterprise structure and to facilitate the incorporation of risk evaluation into decision-making processes across the Company. The Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its Institutional Securities business segment and support functions as well as at the holding company level. Principal risks involved in the Company's business activities include market, credit, capital and liquidity, operational, and compliance and legal risk.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial services requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Risk Governance Structure

Risk management at the Company requires independent company-level oversight, accountability of the Company's business segments, and effective communication of risk matters to senior management and across the Company. The nature of the Company's risks, coupled with its risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure comprises the Board of Directors; the Risk Committee of the Board ("BRC") and the Audit Committee of the Board ("BAC"); the Firm Risk Committee ("FRC"); senior management oversight (including the Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer); the Internal Audit Department and risk managers, committees, and groups within and across the Company's business segments. A risk governance structure composed of independent but complementary entities facilitates efficient and comprehensive supervision of the Company's risk exposures and processes.

Board of Directors. The Board has oversight for the Company's ERM framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board has authorized the committees within the ERM framework to help facilitate its risk oversight responsibilities.

Risk Committee of the Board. The BRC, appointed by the Board, is composed of non-management directors. The BRC is responsible for assisting the Board in the oversight of the Company's risk governance structure; the Company's risk management and risk assessment guidelines and policies regarding market, credit and liquidity, and funding risk; the Company's risk tolerance; and the performance of the Chief Risk Officer. The BRC reports to the full Board on a regular basis.

Audit Committee of the Board. The BAC, appointed by the Board, is composed of independent directors (pursuant to the Company's Corporate Governance Policies and applicable New York Stock Exchange and Securities and Exchange Commission rules) and is responsible for oversight of certain aspects of risk management, including review of the major operational, franchise, reputational, legal and compliance risk exposures of the Company and the steps management has taken to monitor and control such exposure, as well as guidelines and policies that govern the process for risk assessment and risk management. The BAC reports to the full Board on a regular basis.

Firm Risk Committee. The Board has also authorized the FRC, a management committee appointed and chaired by the Chief Executive Officer, that includes the most senior officers of the Company, including the Chief Risk Officer, Chief Legal Officer and Chief Financial Officer. The FRC's responsibilities include oversight of the Company's risk management principles, procedures and limits and the monitoring of capital levels and material market, credit, liquidity and funding, legal, compliance, operational, franchise and regulatory risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. The FRC reports to the full Board, the BAC and the BRC through the Company's Chief Risk Officer.

Chief Risk Officer. The Chief Risk Officer, who reports to the Chief Executive Officer and the BRC overseas compliance with Company risk limits; approves exceptions to the Company's risk limits; reviews material market, credit, and operational risks; and reviews results of risk management processes with the Board, the BAC and the BRC, as appropriate. The Chief Risk Officer also coordinates with the Compensation, Management Development and Succession Committee of the Board to evaluate whether the Company's compensation arrangements encourage unnecessary or excessive risk-taking and whether risks arising from the Company's compensation arrangements are reasonably likely to have a material adverse effect on the Company.

Internal Audit Department. The Internal Audit Department provides independent risk and control assessment and reports to the BAC and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

Independent Risk Management Functions. The independent risk management functions (Market Risk, Credit Risk, Operational Risk and Corporate Treasury departments) are independent of the Company's business units. These groups assist senior management and the FRC in monitoring and controlling the Company's risk through a number of control processes. Each function maintains its own risk governance structure with specified individuals and committees responsible for aspects of managing risk. Further discussion about the responsibilities of the risk management functions may be found below under "Market Risk" and "Credit Risk".

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency

of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR and scenario analysis systems. These limits are designed to control price and market liquidity risk. Market risk is also monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted by the Market Risk Department in collaboration with the business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management, the FRC, the BRC, and the Board of Directors.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company incurs credit risk exposure to institutions and sophisticated investors through the Institutional Securities business segment. This risk may arise from a variety of business activities, including, but not limited to, entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; extending credit to clients through various lending commitments; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties. We incur credit risk in traded securities and whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk Management Department establishes Company-wide practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company employs a comprehensive and global Credit Limits Framework as one of the primary tools used to evaluate and manage credit risk levels across the Company. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single name limits and portfolio concentration limits by country, industry and product type. The Credit Risk Management Department is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure is managed by credit professionals and committees within the Credit Risk Management Department and through various risk committees, whose membership includes Credit Risk Management Department. The Credit Risk Management Department also works closely with the Market Risk Department and applicable business units to monitor risk exposures.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Note 12 - Employee Stock - Based Compensation Plans

Eligible employees of the Company participate in several of the Parent's equity-based stock compensation plans. The Parent accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Stock Awards

The Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units" or "RSUs"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to three years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents. The Parent determines the fair value of restricted stock units based on the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

In 2010, the Parent granted performance-based stock units ("PSUs") to senior executives. PSUs with non-market performance conditions are valued based on the grant date fair value of the Parent's common stock, measured as the volume-weighted average price on the date of grant. PSUs with market-based conditions are valued using a Monte Carlo valuation model. These PSUs will vest and convert to shares of common stock in 2013 only if the Parent satisfies predetermined performance and market goals over the three-year performance period that began on January 1, 2010 and ends on December 31, 2012. Performance-based stock unit awards have vesting, restriction and cancellation provisions that are generally similar to those in the Parent's other deferred stock awards.

Stock Option Awards

The Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Note 13 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its U.S. employees. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible U.S. employees. The Company also provides certain postemployment benefits other than pension and postretirement benefits to certain former employees or inactive employees prior to retirement.

Pension and Postretirement Benefit Plans

Substantially all of the U.S. employees of the Company hired before July 1, 2007 and its affiliates are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded Nonqualified supplementary plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax laws. Liabilities for benefits payable under the Supplemental Plans are accrued by the Company and are funded when paid to participants and beneficiaries. The Company's Qualified Plan was closed to new hires effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees (excluding legacy Smith Barney employees) who were first hired, rehired or transferred to a benefits eligible position on or after July 1, 2007 receive a retirement contribution under the 401(k) plan. The amount of the retirement contribution is included in the Company's 401(k) cost and is equal to between 2% and 5% of eligible pay up to the annual Internal Revenue Code Section 401(a)(17) limit based on years of service as of December 31.

On June 1, 2010, the Qualified Plan was amended to cease future benefit accruals after December 31, 2010. Any benefits earned by participants under the Qualified Plan at December 31, 2010 will be preserved and will be payable based on the Qualified Plan's provisions. Additionally, the Company remeasured the obligation and assets of the Qualified Plan at May 31, 2010 due to such cessation of accruals for benefits.

The Company also has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents.

On October 29, 2010, the Morgan Stanley Medical Plan was amended to change eligibility requirements for a firm-provided subsidy toward the cost of retiree medical coverage after December 31, 2010. Additionally, the Company remeasured the obligation of the postretirement plan at October 31, 2010 for this amendment.

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for 2010 as well as a summary of the funded status as of December 31, 2010:

	Pension	Postretirement
Reconciliation of benefit obligation:		
Benefit obligation at December 31, 2009	$ 2,269,249	$ 202,579
Service cost	76,593	7,290
Interest cost	134,506	10,998
Actuarial loss	253,287	1,277
Benefits paid	(86,259)	(13,591)
Plan curtailments	(81,634)	(53,642)
Plan amendments	145	–
Benefit obligation at December 31, 2010	$ 2,565,887	$ 154,911
Reconciliation of fair value of plan assets:		
Fair value of plan assets at December 31, 2009	$ 2,146,104	$ –
Actual return on plan assets	253,567	–
Employer contributions	11,653	13,591
Benefits paid	(86,259)	(13,591)
Fair value of plan assets at December 31, 2010	$ 2,325,065	$ –
Funded status:		
Unfunded status at December 31, 2010	$ (240,822)	$ (154,911)

Amounts recognized in the consolidated statement of financial condition at December 31, 2010 consist of:

	Pension	Postretirement
Assets	$ 29,454	$ –
Liabilities	(270,276)	(154,911)
Net amount recognized	$ (240,822)	$ (154,911)

Amounts recognized in accumulated other comprehensive loss at December 31, 2010 consist of:

	Pension	Postretirement
Prior service cost (credit)	$ 1,272	$ (51,709)
Net loss	762,040	33,433
Net amount recognized	$ 763,312	$ (18,276)

The accumulated benefit obligation, for all defined benefit pension plans, was $2,547,426 as of December 31, 2010. The following table contains information for pension plans with projected benefit obligations or accumulated benefit obligations in excess of the fair value of plan assets as of December 31, 2010:

	Pension
Projected benefit obligation	$ 270,276
Accumulated benefit obligation	$ 251,815

The following table presents the weighted average assumptions used to determine benefit obligations as of December 31, 2010:

	Pension	Postretirement
Discount rate	5.57%	5.41%
Rate of future compensation increases	1.00%	N/A

The discount rates used to determine the benefit obligations for the pension and the postretirement plans were selected by the Company, in consultation with its independent actuary, using a pension discount yield curve based on the characteristics of the pension and postretirement liabilities, each determined independently. The pension discount yield curve represents spot discount yields based on duration implicit in a representative broad based Aa corporate bond universe of high-quality fixed income investments.

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligation as of December 31, 2010:

Health care cost trend rate assumed for next year:	
Medical	6.98 - 7.84%
Prescription	9.53%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50%
Year that the rate reaches the ultimate trend rate	2029

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$ 1,783	$ (1,443)
Effect on postretirement benefit obligation	19,273	(15,752)

Qualified Plan Asset Allocation

The Qualified Plan uses a combination of active and risk-controlled fixed income investment strategies. The fixed income asset allocation consists primarily of fixed income securities designed to approximate the expected cash flows of the plan's liabilities in order to help reduce plan exposure to interest rate variation and to better align assets with obligations. The longer duration fixed income allocation is expected to help protect the plan's funded status and maintain the stability of plan contributions over the long run.

The allocation by investment manager of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When the exposure to a given investment manager reaches a minimum or maximum allocation level, an asset allocation review process is initiated, and the portfolio will be automatically rebalanced back closer toward the target allocation unless the Investment Committee determines otherwise.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if they are deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market or if the vehicle is being used to manage risk of the portfolio.

- Derivatives may not be used in a speculative manner or to leverage the portfolio under any circumstances.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio, and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. Derivatives will be used solely for the purpose of enhancing investment in the underlying assets and not to circumvent portfolio restrictions.

The plan assets are measured at fair value using valuation techniques that are consistent with the valuation techniques applied to the Company's major categories of assets and liabilities as described in Note 3. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. If a quoted market price is available, the fair value is the product of the number of trading units multiplied by the market price. If a quoted market price is not available, the estimate of fair value is based on the valuation approaches that maximize use of observable inputs and minimize use of unobservable inputs.

The fair value of OTC derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Derivative contracts are presented on a gross basis prior to cash collateral or counterparty netting. Derivative contracts consist of investments in options and futures contracts, forward contracts and swaps.

Commingled trust funds are privately offered funds available to institutional clients that are regulated, supervised, and subject to periodic examination by a state or federal agency. The trust must be maintained for the collective investment or reinvestment of assets contributed to it from employee benefit plans maintained by more than one employer or a controlled group of corporations. The sponsor of the commingled trust funds values the funds' NAV based on the fair value of the underlying securities. The underlying securities of the commingled trust funds consist of mainly long duration fixed income instruments. Commingled trust funds are categorized in Level 2 of the fair value hierarchy to the extent

that they are readily redeemable at their NAV or else they are categorized in Level 3 of the fair value hierarchy.

Other investments consist of investment in emerging market funds. These emerging market funds are categorized in Level 2 of the fair value hierarchy as they are readily redeemable at their NAV.

The following table presents the fair value of the pension plan assets as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Investments:				
Cash and cash equivalents[1]	$ 253	$ -	$ -	$ 253
U.S. government and agency securities:				
U.S. Treasury securities	821,896	-	-	821,896
U.S. agency securities	366,926	27,908	-	394,834
Total U.S. government and agency securities	1,188,822	27,908	-	1,216,730
Other sovereign government obligations	-	7,145	-	7,145
Corporate and other debt:				
State and municipal securities	-	11,872	-	11,872
Asset-backed securities	-	3,939	-	3,939
Corporate bonds	-	360,873	-	360,873
Collateralized debt obligations	-	13,022	-	13,022
Total corporate and other debt	-	389,706	-	389,706
Corporate equities	11	-	-	11
Derivative and other contracts[2]	252	70,707	-	70,959
Derivative related cash collateral	-	97,731	21	97,752
Commingled trust funds [3]	-	676,624	-	676,624
Other investments	-	11,807	-	11,807
Total investments	1,189,338	1,281,628	21	2,470,987
Receivables:				
Repurchase agreements[1]	-	67,600	-	67,600
Other receivables[1]	-	12,351	-	12,351
Total receivables	-	79,951	-	79,951
Total assets	$ 1,189,338	$1,361,579	$ 21	$ 2,550,938
Liabilities:				
Derivative and other contracts[4]	$ 866	$ 155,565	-	156,431
Other liabilities [1]	-	69,442	-	69,442
Total liabilities	866	225,007	-	225,873
Net pension assets	$ 1,188,472	$1,136,572	$ 21	$2,325,065

(1) Cash and cash equivalents, repurchase agreements, other receivables, and other liabilities are valued at cost, which approximates fair value.
(2) Derivative and other contracts in an asset position include investments in interest rate swaps and credit default swaps of $70,606 and $101, respectively.
(3) Commingled trust funds include investments in cash funds and fixed income funds of $58,205 and $618,419, respectively.
(4) Derivative and other contracts in a liability position include investments in listed derivatives, interest rate swaps, credit default swaps and equity index swaps of $866, $155,335, $177 and $53, respectively.

Cash Flows

At December 31, 2010, the Company expects to contribute approximately $21,000 to its pension and postretirement plans in 2011 based upon the plan's current funded status and expected asset return assumptions for 2011, as applicable.

Expected benefit payments associated with the Company's pension and postretirement plans for the next five years and in aggregate for the five years thereafter are as follows:

	Pension	Postretirement
2011	$ 104,504	$ 8,769
2012	105,310	8,796
2013	104,954	9,064
2014	106,640	9,148
2015	108,199	9,461
2016-2020	588,628	49,218

401(k) Plan and Morgan Stanley 401(k) Savings Plan

Employees of the Company are eligible to participate in a 401(k) plan upon meeting certain eligibility requirements. Eligible employees receive 401(k) matching contributions that are invested in the Morgan Stanley's common stock.

Other Postemployment Benefits

Postemployment benefits include, but are not limited to, salary continuation, severance benefits, disability-related benefits, and continuation of health care and life insurance coverage provided to former employees or inactive employees after employment but before retirement. The postemployment benefit obligations were not material as of December 31, 2010.

Note 14 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis in accordance with a tax allocation agreement with the Parent. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Income Tax Examinations

The Company, through its inclusion in the return of the Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain countries and states in which the Company has significant business operations, such as New York. During 2010, the IRS concluded the field work portion of their examinations on issues covering tax years 1999-2005. Additionally, during 2010 the Company reached a conclusion with the New York State and New York City tax authorities on issues covering years 2002 - 2006. The Parent periodically assesses the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years' examinations. The Company

believes that the resolution of tax matters will not have a material effect on the consolidated statement of financial condition of the Company. The Company has established a liability for unrecognized tax benefits that the Company believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However, at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next twelve months.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination.

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 15 - Regulatory Requirements

MS&Co. is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of the SEC, the Financial Industry Regulatory Authority and the CFTC. Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2010, MS&Co.'s Net Capital was $7,462,512 which exceeded the minimum requirement by $6,354,862 and included excess Net Capital of $568,765 of MS Securities Services Inc., a registered broker-dealer and a guaranteed subsidiary of MS&Co.

MS&Co. is required to hold tentative net capital in excess of $1,000,000 and net capital in excess of $500,000 in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. MS&Co. is also required to notify the SEC in the event that its tentative net capital is less then $5,000,000. At December 31, 2010, MS&Co. had tentative net capital in excess of the minimum and the notification requirements.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

As of December 31, 2010, MS&Co. performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

As of December 31, 2010, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Note 16 – Subsequent Events

The Company evaluates subsequent events through the date on which the consolidated statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustment to the consolidated statement of financial condition.

*****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") as of and for the year December 31, 2010 (on which we issued our report dated February 28, 2011, and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP